Exhibit 99.2
EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars)

EUPRAXIA PHARMACEUTICALS INC
.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Eupraxia Pharmaceuticals Inc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Eupraxia Pharmaceuticals Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and forecasted cash outflows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2023.
Vancouver, Canada
April 1, 2024

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except share amounts)

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents (Note 20)	$19,341,756	$18,263,389
Prepaid expenses and deposits	270,710	235,903
Amounts receivable (Note 4)	190,612	89,715

Total current assets	19,803,078	18,589,007

Non-current assets
Prepaid expenses	6,904	2,492
Property and equipment, net (Note 5)	409,587	443,464
Right-of-use asset, net (Note 6)	46,660	87,286

Total assets	$20,266,229	$19,122,249

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$3,921,875	$2,928,566
Loans payable – current portion (Note 8)	62,709	79,418
Lease liability – current portion (Note 9)	53,316	50,403
Payable to Auritec (Note 10)	5,000,000	—
Convertible debt (Note 11)	10,336,003	—

Total current liabilities	19,373,903	3,058,387

Non-current liabilities
Loans payable (Note 8)	—	62,709
Lease liability (Note 9)	—	51,303
Convertible debt (Note 11)	—	8,741,996

Total liabilities	19,373,903	11,914,395

Shareholders’ equity (deficit)
Share capital, without par value ; unlimited shares authorized; issued and outstanding: 27,282,165 (December 31, 2022 - 21,593,145 (Note 12(b))	92,913,585	71,003,225
Additional paid-in capital (Notes 12(b), 12(c) and 12(d))	17,510,469	16,850,165
Deficit	(105,501,295)	(77,280,499)
Accumulated other comprehensive loss	(2,706,552)	(2,786,366)

Equity attributable to the owners of the Company	2,216,207	7,786,525
Non-controlling interest	(1,323,881)	(578,671)

Total shareholders’ equity (deficit)	892,326	7,207,854

Total liabilities and shareholders’ equity (deficit)	$20,266,229	$19,122,249

Nature of business and going concern (Note 1)
Commitments (Note 17)
Subsequent event (Note 21)
The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars, except share amounts)

	Year ended December 31, 2023	Year ended December 31, 2022
Expenses
General and administrative (Note 13)	$7,284,004	$3,987,598
Research and development (Note 14)	20,563,225	13,629,854

Total expenses	27,847,229	17,617,452
Other income/(expenses)
Interest income	862,969	431,799
Interest expense (Note 19)	(1,170,173)	(982,856)
Loss on sale of equipment (Note 5)	(4,846)	(6,637)
Foreign exchange gain	66,291	240,547
Change in fair value of financial instruments (Note 11)	(836,595)	(1,056,165)

Total other income	(1,082,354)	(1,373,312)

Net loss before tax expense	(28,929,583)	(18,990,764)
Tax expense (Note 16)	(36,423)	—

Net loss for the year	$(28,966,006)	$(18,990,764)

Loss attributable to:
Owners of the Company	$(28,220,796)	$(18,489,629)
Non-controlling interest	(745,210)	(501,135)

	(28,966,006)	(18,990,764)
Foreign currency translation adjustment	79,814	(1,276,388)

Comprehensive loss for the year	$(28,886,192)	$(20,267,152)

Loss per share – basic and diluted (Owners of the Company)	$(1.17)	$(0.96)

Weighted average shares outstanding – basic and diluted	24,146,623	19,285,447

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except share amounts)

	Number of shares	Amount	Additional paid- in capital	Deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance, December 31, 2021	14,242,595	$62,250,123	$13,226,108	$(58,790,870)	$(1,509,978)	$(77,536)	$15,097,847
Overnight marketed public offering, net of transaction costs (Note 12(b)(i))	7,150,550	8,401,439	2,235,138	—	—	—	10,636,577
Redemption of warrants (Notes 12(b)(ii) and 12(d))	200,000	351,663	(44,893)	—	—	—	306,770
Share-based payments (Note 12(c))	—	—	1,433,812	—	—	—	1,433,812
Net loss for the year	—	—	—	(18,489,629)	—	(501,135)	(18,990,764)
Foreign Currency translation adjustment	—	—	—	—	(1,276,388)	—	(1,276,388)

Balance, December 31, 2022	21,593,145	71,003,225	16,850,165	(77,280,499)	(2,786,366)	(578,671)	7,207,854
Non-brokered private placement, net of transaction costs (Note 12(b)(v))	3,282,936	15,886,537	—	—	—	—	15,886,537
Share-based payments (Note 12(c))	—	—	1,412,257	—	—	—	1,412,257
Redemption of warrants (Notes 12(b)(iii) and 12(d))	2,385,484	5,974,988	(733,177)	—	—	—	5,241,811
Redemption of options (Notes 12(b)(iv) and 12(c))	20,600	48,835	(18,776)	—	—	—	30,059
Net loss for the year	—	—	—	(28,220,796)	—	(745,210)	(28,966,006)
Foreign currency translation adjustment	—	—	—	—	79,814	—	79,814

Balance, December 31, 2023	27,282,165	$92,913,585	$17,510,469	$(105,501,295)	$(2,706,552)	$(1,323,881)	$892,326

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars
)

	Year ended December 31, 2023	Year ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(28,966,006)	$(18,990,764)
Items not affecting cash
Accrued interest on convertible debt (Note 11)	571,603	643,233
Accrued interest on short term investments	—	(4,665)
Depreciation (Note 5 and 6)	155,527	147,894
Interest – lease liability	14,401	21,383
Loss on sale of equipment	4,846	6,879
Share-based payments (Note 12(c))	1,412,257	1,433,812
Change in fair value of financial instruments (Note 11)	836,595	1,056,165
Unrealized foreign exchange	(64,609)	(223,709)
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	577,908	1,324,049
Auritec payable (Note 10)	5,000,000	—
Prepaid expenses	(122,435)	(39,959)
Amounts receivable	(103,710)	230,481

Cash used in operating activities	(20,683,623)	(14,395,201)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(73,377)	(235,550)
Proceeds from sale of equipment (Note 5)	—	242
Purchase of short term investments	—	(3,272,379)
Proceeds from redemption of short-term investments	—	13,342,058

Cash provided by (used in) investing activities	(73,377)	9,834,371
CASH FLOWS FROM FINANCING ACTIVITIES
Overnight marketed public offering (net of transaction costs) (Note 12(b)(i) and (v))	15,886,537	10,636,577
Redemption of warrants (Note 12(d))	5,241,811	306,770
Redemption of options (Note 12 (c))	30,059	—
Repayment of loans (Note 8)	(79,441)	(74,845)
Lease payments (Note 9)	(64,996)	(67,423)

Cash provided by financing activities	21,013,970	10,801,079

Increase in cash and cash equivalents	256,970	6,240,249
Foreign exchange effect on cash and cash equivalents	821,397	(507,395)
Cash and cash equivalents, beginning of year	18,263,389	12,530,535

Cash and cash equivalents, end of year	$19,341,756	$18,263,389

Supplemental disclosure with respect to cash flows (Note 20)
The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

1.	NATURE OF BUSINESS AND GOING CONCERN
Eupraxia Pharmaceuticals Inc. (the “Company”) was incorporated under the laws of the province of Alberta on May 12, 2011, under the name Plaza Capital Partners Inc. On May 11, 2012, the Company changed its name to Eupraxia Pharmaceuticals Inc. and continued from the province of Alberta to the province of British Columbia.
On October 10, 2012, Eupraxia Holdings, Inc. (“Holdings”) was incorporated under the laws of the State of Delaware, USA. On November 16, 2012, Holdings was registered as an extra-provincial corporation under the laws of the province of British Columbia, Canada. On October 10, 2012, Eupraxia Pharmaceuticals USA, LLC (“Eupraxia USA”) was incorporated under the laws of the State of Delaware. On November 16, 2012, Eupraxia USA was registered as an extra-provincial corporation under the laws of the province of British Columbia. On January 7, 2021, Eupraxia Pharma, Inc. (“Eupraxia Pharma”) was incorporated under the laws of the State of Delaware. On July 4, 2022, Eupraxia Pharmaceuticals Australia Pty Ltd. (“Eupraxia Australia”) was incorporated under the laws of the state of Victoria, Australia. On May 17, 2023, Eupraxia Pharma USA Inc. (“Eupraxia Pharma USA”) was incorporated under the laws of the State of Delaware.
On March 9, 2021, the Company completed its initial public offering on the Toronto Stock Exchange (“TSX”) and began trading under the symbol “EPRX”.
The Company is a clinical stage biotechnology company leveraging its proprietary Diffusphere
™
technology to optimize drug delivery for applications with significant unmet medical need. The address of the Company’s corporate office and principal place of business is 201- 2067 Cadboro Bay Road, Victoria, British Columbia, Canada.
These consolidated financial statements have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At December 31, 2023, the Company had cash and cash equivalents of $19,341,756
. The
Company has not yet generated revenue from operations. The Company incurred a net loss of $28,966,006 during the year ended December 31, 2023, and as of that date, the Company’s accumulated deficit was $105,501,295. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities. The Company will periodically have to raise funds to continue operations and raised $15,886,537 (CDN$20,836,005) through a non-brokered
private placement of 3,183,875 common shares in
2023 (2022 - $11,768,459 through a marketed public offering) and raised $25,026,073 (CDN$33,867,784) through an overnight marketed public offering of 8,260,435 common shares in 2024
. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing conflicts in the Ukraine and the Middle East affecting the global capital markets. Recent developments with Silicon Valley Bank (“SVB”) have not impacted the Company’s outlook for cash runway. The Company holds no amounts on deposit with SVB and the convertible debt (see Note
11
– Convertible Debt) which matures in June 2024 remains in good standing, is fully drawn and is not callable by SVB. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

1.	NATURE OF BUSINESS AND GOING CONCERN (continued)

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.	BASIS OF PRESENTATION
These consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.
Change in Reporting Currency to the US Dollar
Effective December 31, 2023, the Company changed its reporting currency to the US dollar (“USD”) from the Canadian dollar (“CDN”). As such, all prior amounts originally reported in CDN are now reported in USD. The change in reporting currency was made to enhance comparability of the Company’s results with other publicly traded companies in the life sciences industry. The Canadian dollar continues to be the functional currency of the Company.
In accordance with ASC 830, the consolidated financial statements of the Company are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing at the consolidated balance sheet date. Shareholders’ equity is translated at the applicable historical rate. Revenue, expense and cash flow items are translated at the exchange rate in effect on the transaction dates. Translation gains and losses are reported as a separate component of shareholders’ equity titled Accumulated Other Comprehensive Income.
The financial information for all prior periods is presented in U.S. dollars as if the U.S. dollar had been used as the reporting currency during those periods.
Transition to US GAAP
This is the first year that the Company’s consolidated financial statements are prepared in accordance of generally accepted accounting principles in the United States of America
(“GAAP”
) as issued by the Financial Accounting Standards Board (
“FASB”
). Previously, the Company prepared its financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
The policies set out in the Significant Accounting Policies section have been applied in preparing the financial statements for the years ended December 31, 2023 and 2022. In addition, comparative figures, which were previously prepared in accordance with IFRS, have been adjusted as required to be compliant with the Company’s accounting policies under US GAAP.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in U.S. dollars, which is the Company’s reporting currency. The Company’s functional currency is the Canadian dollar.
The preparation of consolidated financial statements in accordance with U.S. GAAP requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, expenses, and related disclosure. On an ongoing basis, the Company evaluates its estimates, most notably those related to accrual of expenses including clinical and preclinical study expense accruals, stock-based compensation, valuation allowance for deferred taxes, and fair value measurement of convertible debt. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Measurement (continued)

Consolidation
These consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when an entity is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. All significant intercompany transactions and balances have been eliminated.
Non-controlling
interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.
Non-controlling
interest consists of the
non-controlling
interest as at the date of the original transaction plus the non-controlling
interest’s share of changes in equity since that date.

Company Entity	Date of Incorporation	Jurisdiction of Incorporation	Effective Interest (Note 13(e))

Eupraxia Holdings, Inc.	October 10, 2012	Delaware, USA	95%
Eupraxia Pharmaceuticals USA, LLC	October 10, 2012	Delaware, USA	95%
AMDM Holdings Inc. (2)	April 6, 2016	Washington, USA	95%
Eupraxia Pharma, Inc.	January 7, 2021	Delaware, USA	95%
Eupraxia Pharmaceuticals Australia Pty Ltd.	July 4, 2022	Victoria, Australia	100	% (1)
Eupraxia Pharma USA Inc.	May 17, 2023	Delaware, USA	100	% (1)

(1)	Wholly-owned subsidiary of Eupraxia Pharmaceuticals Inc.
(2)	Date of Control occurred on January 31, 2021 (see Note 13(e)).
Earnings (Loss) per Share
The Company applies the “Treasury Stock Method” to calculate loss per common share. Under this method, the basic earnings (loss) per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted earnings (loss) per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period, or date of issuance if issued during the period, and proceeds from dilutive instruments are used to purchase common shares at the average market price during the period. Since the Company was in a loss position for the years ended December 31, 2023 and 2022, the assumed conversion of outstanding common share warrants, options, and convertible instruments has an anti-dilutive impact, therefore the diluted loss per share is equal to basic loss per share.
Equipment
Equipment is recorded at historical cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided over the estimated useful lives of the assets as follows:

Computers	45% declining balance
Office furniture and equipment	20% declining balance
Leasehold improvements	straight-line over the shorter of the initial term of the lease or useful life
Lab equipment	20% declining balance

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment (continued)

The useful lives and depreciation methods applied to each category of equipment are assessed on an annual basis by management and adjusted where necessary to reflect the recoverability of equipment.
Research and Development Expenditures
Research and development costs are expensed as they are incurred. These costs consist primarily of salaries and wages related to research and development activities, including share-based payments for employees engaged in research and development, clinical trial expenses and other research costs.
Investment Tax Credits
Investment tax credits (“ITCs”) arising from research and development activities are deducted from the related costs and are included in profit or loss when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of equipment and capitalized development costs are deducted from the cost of those assets with amortization calculated on the net amount.
Government Grants
Government grants related to research and development activities are recognized in profit or loss as a deduction from the related expenditure when there is reasonable assurance that the grant will be received. Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.
Government Assistance
Government contributions are recognized and deducted from the related costs when there is reasonable assurance that the contribution will be received and all attached conditions have been complied with by the Company. Government contributions arising from the acquisition or development of equipment and capitalized development costs are deducted from the cost of those assets with amortization calculated on the net amount.
Income Taxes
Current income tax is the expected tax payable or recoverable on the taxable profit or loss for the year using tax rates enacted at the reporting date and any adjustment to tax payable from previous years.
Deferred tax is recorded using the asset and liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for if they relate to goodwill not deductible for tax purposes, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates and laws enacted at the reporting date and expected to apply when these differences reverse. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized.
The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it more likely than not that the position will be sustained upon examination of the tax authority based solely on the technical merits of the position. A tax benefit that meets the more likely than not recognition threshold is measured as the largest amount that is greater than 50% likely to realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgement related to the expected resolution of an uncertain tax provision is recognized in the year of such a change. Interest an penalties related to income tax are included as a component of income tax expense.
Share-based Payments
The Company grants stock options to employees, directors and officers pursuant to stock option plans described in note 13c. Employee stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense, net of actual forfeitures, over the requisite service period with a corresponding increase in additional paid-in capital. Stock-based compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the vesting period of the award.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Payments (continued)

Any consideration received on exercise of stock options is credited to share capital.
Share Capital and Warrants
The Company records proceeds from share issuances net of issue costs and any related tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded. When units are issued during a private placement, which include both common shares and share purchase warrants, the warrants are classified as equity and as such, the proceeds should be allocated based on the relative fair values of the base instrument and the warrants on the day of the announcement of the private placement. Any value of the warrants is allocated to the warrants and credited to additional paid-in
capital.
Foreign Currency Translation
The functional currency for each of the Company and the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment. The functional currency of Eupraxia Pharmaceuticals Inc., the parent entity, and each of the Company’s subsidiaries is the Canadian dollar.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)

Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
Non-monetary
assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated
to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on re-translation
are recognized in profit or loss.
The reporting currency of the Company’s consolidated financial statements is the U.S. dollar. All assets and liabilities are translated from the functional currency to the reporting currency using the spot rate at the period end date, equity components are translated at the historical rate, and income and expenses are translated using the average exchange rate for the period. All foreign currency differences arising on translation from functional to reporting currency are included in accumulated other comprehensive income.
Impairment of Long-Lived Assets
The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset or group of assets. If carrying value exceeds the sum of undiscounted cash flows, the Company then determines the fair value of the underlying asset. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the estimated fair value of the asset or asset group. As of December 31, 2023 and 2022, the Company determined that there were no indicators of impairment of long-lived assets.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, bank deposits, and highly liquid investments with original maturities of three months or less from the date of purchase that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Cash equivalents are recorded at cost plus accrued interest.
Short Term Investments
Short term investments include highly liquid investments with original maturity dates greater than three months and less than one year and cannot be redeemed prior to maturity without incurring a penalty.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments and Fair Value
The Company measures certain financial instruments and other items at fair value into a three-level hierarchy established by US GAAP that prioritizes those inputs to valuation techniques used to measure fair value on the degree to which they are observable. This hierarchy includes:

i.	Level 1 – Unadjusted quoted prices in active markets for identical instruments.

ii.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

iii.
Inputs are unobservable and reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available.

Assets and liabilities are classified on the lowest level of input that is significant to the fair value measurements. Reclassification of the level may be a result of changes in the observability of the valuation inputs for certain instruments within the fair value hierarchy. The carrying value of accounts receivable, accounts payable, and accrued expense approximate fair value due to the short-term nature of these instruments. On a recurring basis, the Company’s cash and cash equivalents and marketable securities are measured at fair value.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments and Fair Value (continued)

Leases
Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use
assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments. Lease liabilities are drawn down as lease payments are made and right-of-use
assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use
asset, adjusted for changes in index-based variable lease payments in the period of change. Lease payments on short-term operating leases with lease terms twelve months or less are expensed on a straight-line basis over the lease term.
Upcoming Accounting Standards and Interpretations
The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2024 or later periods. The new and amended standards are not expected to have a material impact on the Company’s consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

4.	AMOUNTS RECEIVABLE

	December 31,	December 31,
	2023	2022
Government grants (Note 14)	$—	$13,892
GST/HST recoverable	85,879	38,658
Other refundable tax credits (1)	104,733	37,165

Total	$190,612	$89,715

(1)	Other refundable tax credits are due to tax incentives for R&D costs incurred by Eupraxia Australia (Note 14 – Research and Development Expenses).

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

5.	PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:

	Computers	Office furniture and equipment	Leasehold Improvements	Lab Equipment	Total
Cost

As at January 1, 2022	$101,754	$73,267	$134,333	$289,569	$598,923
Additions	20,279	5,551	—	209,720	235,550
Disposals	(47,603)	(8,158)	—	—	(55,761)
Foreign currency adjustments	(3,852)	(4,261)	(8,589)	(25,736)	(42,438)

As at December 31, 2022	70,578	66,399	125,744	473,553	736,274
Additions	18,534	—	—	54,843	73,377
Disposals	(5,488)	—	—	(16,124)	(21,612)
Foreign currency adjustments	2,001	1,597	3,023	12,992	19,613

As at December 31, 2023	85,625	67,996	128,767	525,264	807,652

Accumulated Depreciation

As at January 1, 2022	71,187	46,965	91,345	38,631	248,128
Depreciation	17,153	5,256	14,366	73,328	110,103
Disposals	(43,540)	(5,342)	—	—	(48,882)
Foreign currency adjustments	(2,295)	(2,853)	(6,410)	(4,981)	(16,539)

As at December 31, 2022	42,505	44,026	99,301	106,978	292,810
Depreciation	17,612	4,492	13,849	76,930	112,883
Disposals	(5,162)	—	—	(11,604)	(16,766)
Foreign currency adjustments	1,226	1,149	2,666	4,097	9,138

As at December 31, 2023	56,181	49,667	115,816	176,401	398,065

Net Book Value

As at December 31, 2022	28,073	22,373	26,443	366,575	443,464

As at December 31, 2023	$29,444	$18,329	$12,951	$348,863	$409,587

During the year

ended December
31
,
2023
and
2022
, depreciation expense of $
112,883
and $
110,103
, respectively, was recognized with $
13,276
included in general and administrative and $
99,606
included in research and development ($
13,870
and $
96,233
for general and administrative, and research and development in
2022
, respectively).

6.	RIGHT-OF-USE ASSET
The following table presents details of movement in the carrying value of the right-of-use
asset:

	December 31, 2023	December 31, 2022
Balance, beginning	$87,286	$132,020
Depreciation	(42,644)	(37,791)
Foreign Exchange	2,018	(6,943)

Balance, ending	$46,660	$87,286

During the year ended December 31, 2023 and 2022, depreciation expense of $42,644 and $37,791, respectively, was recognized with $15,740 included in general and administrative and $26,904 included in research and development ($13,877 and $23,914 for general and administrative, and research and development in 2022, respectively).

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2023	December 31, 2022
Research and development	$1,968,263	$2,137,336
General and administrative	1,040,204	261,933
Wages and payroll remittances	18,357	15,996
Employee bonus payable (1)	858,628	513,301
Taxes payable	36,423	—

Total	$3,921,875	$2,928,566

(1)	Bonus relates to corporate bonuses for the years ended December 31, 2023 and 2022.

8.	LOANS PAYABLE
On September 10, 2021, the Company entered into a Master Loan and Security Agreement (“Loan Agreement”) whereby the Company borrowed $235,000 to purchase production and test equipment (see Note
5
– Property and Equipment).
The Loan Agreement has a term of 36 months commencing September 13, 2021. The Loan Agreement accrues interest at 5.84% per annum with monthly payments (principal and interest) being made on the 1 st
of each month, beginning October 1, 2021. As part of the agreement, the Company granted the lender first priority interest on the equipment it purchased.
Below is a breakdown of loan balance as at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022

Balance, beginning	$142,127	$216,994
Loan repayment	(79,441)	(74,845)
Foreign exchange adjustment	23	(22)

Balance, ending	$62,709	$142,127

Current portion	$62,709	$79,418
Non-current portion	$—	$62,709

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

9.	LEASE LIABILITY
The Company entered into an operating lease agreement for its Victoria, BC facility (of approximately 4,900 square feet of office space) which expires on November 30, 2024.
The cost components of the operating lease were as follows for the years ended December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
Lease Cost
Operating lease expense	$64,996	$67,423
Variable lease expense	68,584	66,455
Lease term and Discount Rate
Weighted average remaining lease term (years)	0.92	1.92
Weighted average discount rate	14%	14%
Variable lease costs are payments that vary because of changes in facts or circumstances and include common area maintenance and property taxes related to the premises. Variable lease costs are excluded from the calculation of minimum lease payments.
The Company’s future minimum lease payments as of December 31, 2023 are as follows:

Year ending December 31:
2024	60,780

Total undiscounted future minimum lease payments	$60,780
Less: balance of unused tenant allowance	—
Less: imputed interest	(7,464)

Present value of lease liabilities at December 31, 2023	$53,316

The lease liability balance is comprised as follows:

	December 31, 2023	December 31, 2022
Current portion	$53,316	$50,403
Non-current portion	—	51,303

	$53,316	$101,706

During the year ended December 31, 202
3
, the Company subleased approximately 616 square feet office space with amounts totaling $24,387 for the year ended December 31, 2023 ($24,387 – year ended December 31, 2022) being recorded as a reduction to general and administrative expenses.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

10.	AURITEC LICENSE AGREEMENT
Eupraxia USA entered into an amended and restated license agreement with Auritec Pharmaceuticals Inc. (“Auritec”) on October 9, 2018 (as further amended, the “Amended and Restated License Agreement”). Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia USA an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents owned or controlled by Auritec and for all the technical information and know-how
relating to the technology claimed in such patents or possessed by Auritec with respect to the use of Auritec’s “Plexis Platform” for the delivery of fluticasone in all medical fields (except for otolaryngology and the prevention, treatment and control of all diseases, disorders and conditions of the eye and its adnexa (collectively, the “Excluded Fields”)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license,
offer for sale, import, and have imported products for the delivery of fluticasone drug products using the Plexis Platform in all medical fields except the Excluded Fields (“Licensed Products”).
Pursuant to the terms of the Amended and Restated License Agreement, Eupraxia USA has paid $5,000,000 to Auritec (the “Upfront Fee”). In addition, Eupraxia USA has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to products licensed under the Amended and Restated License Agreement (“Licensed Products”) as well as a royalty of 4% of net sales of Licensed Products by Eupraxia USA or its affiliates, subject to certain reductions.
The following table summarizes the milestone payment schedule. As of December 31, 2023, the only milestone that has been accrued and provided for in the financial statements is $5,000,000 related to the successful completion of the Phase 2b clinical study. It was recorded under research and development (see Note 14 – Research and Development Expenses).

Milestone Event	Milestone Payment

Successful Completion of a Phase 2b Study	5,000,000
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval	5,000,000
Non-OA Indication Regulatory Approval	10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum milestones payable	$30,000,000

F-
20

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

10.	AURITEC LICENSE AGREEMENT (continued)

Eupraxia USA also agreed to pay to Auritec 20%
of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia USA further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia USA or its assets or sale or sublicense of a Licensed Product, which percentage ranges from
10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of
$
100,000,000. The following table summarizes the
Non-Royalty
Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%
Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia USA that is not cured within
60 days
(
15 days
in the case of a payment breach). Further, if Eupraxia USA directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, we may immediately terminate the Amended and Restated License Agreement.

11.	CONVERTIBLE DEBT
On June 21, 2021, the Company entered into a contingent convertible debt agreement (the “Debt Agreement”) with Silicon Valley Bank (“SVB”) and concurrently drew down, in full, the CDN$10,000,000 principal amount under the Debt Agreement.
The Debt Agreement has a term of 36 months (or 48 months at SVB’s election). The Debt Agreement accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind will accrue at a rate of 7% per annum, which will be settled at maturity or on conversion. During the year ended December 31, 2022, the Canadian prime rate ranged from 2.45% - 6.45%. During the year ended December 31, 2023, the Canadian prime rate ranged from 6.45% - 7.20%.
Subject to the terms and conditions of the Debt Agreement, SVB may elect to convert the principal amount of the convertible debt and the accrued and unpaid interest thereon into common shares at a conversion price equal to CDN$5.68 per common share. The conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable, at the time of conversion.
The Company will have the right (the “Call Right”) to call the convertible debt by paying to SVB an amount equal to:

i.
125% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised on or before the 18 month anniversary of the date of the Debt Agreement; and

ii.	150% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised after the 18 month anniversary of the date of the Debt Agreement,

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

11.	CONVERTIBLE DEBT (continued)

in either case together with all accrued and unpaid interest on the principal balance of the convertible debt. If the Call Right is exercised by the Company, SVB will retain certain lookback rights in the event the Company subsequently announces its topline data from its Phase 2 clinical study or the Company enters into an agreement to be acquired in the 12 months following the exercise of the Call Right. The Company has agreed to grant SVB a security interest in all of its assets, excluding its patents and other intellectual property, and the testing and product equipment by way of the loan agreement it entered into on September 10, 2021 (Note 8 – Loans Payable) as security for its obligations under the Debt Agreement.
The Company was required, on or prior to June 30, 2022, to raise additional net new capital, as defined in the Debt Agreement, in the aggregate amount of CDN$10,000,000. During the year ended December 31, 2022, the Company completed a CDN$14.7 million financing which satisfied the net new capital requirement of the Debt Agreement (see Note
12
– Share C
apital)
.
The loan balance is comprised of the following:

Balance – December 31, 2021	$7,507,755
Accrued interest	958,669
Interest paid	(315,436)
Change in fair value	1,056,165
Foreign exchange	(465,157)

Balance – December 31, 2022	$8,741,996
Accrued interest	1,162,773
Interest paid	(591,170)
Change in fair value	836,595
Foreign exchange	185,809

Balance – December 31, 2023	$10,336,003

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY

a)	Authorized

•	An unlimited number of Common shares, with no par value, with one vote per share.

•	An unlimited number of Preferred shares, with no par value (none have been issued to date).

b)	Issued
Capital transactions which took place during the year ended December 31, 2022 are as follows:

i)
On April 20, 2022, the Company announced that it had closed an overnight marketed public offering (the “Offering”). Pursuant to the Offering, Eupraxia issued 7,150,550 units at a price of CDN$2.05 per unit and 181,000 warrants at a price of CDN$0.30 per warrant for aggregate gross proceeds of $11,768,459 ($9,309,707 related to the value of the
shares
 and
$2,458,752
related to the value of the
warrants).

Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of CDN$3.00 per common share for a period of 48 months, expiring on April 20, 2026.
As consideration for the services rendered by the Underwriters in connection with the Offering, the Company paid the Underwriters a cash commission of $823,792 ($660,605 for the
shares

and
$163,187
for the
warrants) which is equal to 7% of the gross proceeds raised under the Offering and granted 500,538 warrants (“Compensation Warrant”), which is equal to 7% of the total units and warrants issued in the Offering. Each Compensation Warrant entitles the holder thereof to acquire one common share at an exercise price of CDN$2.05 per common share for a period of 48 months, expiring on April 20, 2026. An additional $68,470 in legal and agents’ expenses were also paid to the Underwriters ($54,839 for the
shares
 and
$13,631
for the
warrants). The Company incurred an additional $239,620 ($192,824 for the
shares
 and
$46,796
for the
warrants) in share issuance costs associated with the Offering.

ii)
During the year ended December 31, 2022, 200,000 common shares were issued on the exercise of warrants for gross proceeds of $306,770. The weighted average share price during the period in which these warrants were exercised was CDN$4.18. On exercise, $44,893 was transferred from additional paid-in
capital to share capital.

Capital transactions which took place during the year ended December 31, 2023, are as follows:

iii)
During the year ended December 31, 2023, 2,385,484 common shares were issued on the exercise of warrants for gross proceeds of $5,241,811. The weighted average share price during the period in which these warrants were exercised was CDN$7.15. On exercise, $733,177 was transferred from additional paid-in
capital to share capital.

iv)
During the year ended December 31, 2023, 20,600 common shares were issued on the exercise of options for gross proceeds of $30,059. The weighted average share price during the period in which these options were exercised was CDN$2.00. On exercise, $18,776 was transferred from additional paid-in
capital to share capital.

v)
On August 18, 2023, the Company closed a
non-brokered
private placement (the “Private Placement”). Pursuant to the Private Placement, the Company issued 3,183,875 common shares at a price of CDN$7.00 per Common share for aggregate gross proceeds of $16,445,635. The Company incurred cash costs of issuing shares of $559,098. In addition, the Company issued 99,061 common shares as finder’s fees which were

valued at $511,681.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

c)	Options
Under

the Amended Stock Option Plan (the “Amended Plan”), approved by the Board of Directors on October 27, 2021, and ratified by Shareholders on December 3, 2021, the Board of Directors may grant stock options to directors, officers, employees and consultants of the Company up to an aggregate of
18.5
% of the Company’s then issued and outstanding common shares.
Options granted under the Amended Plan have lives of up to
ten years
from the date of grant. The vesting schedule of all granted options is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of options will vest over a three-year
period, with the first twenty-five percent (
25
%) of the Options vesting on the date of grant, and the remaining o ptions
vesting over the following
thirty-six-month
period in three equal instalments on an annual basis.
The following table summarizes the Company’s option transactions:

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2021	2,134,250	$7.83
Granted	1,172,200	3.16

Outstanding, December 31, 2022	3,306,450	6.18
Exercised	(20,600)	2.00
Cancelled	(24,800)	3.73
Granted	257,200	6.91

Outstanding, December 31, 2023	3,518,250	$6.27

Grant Date	Options Outstanding	Options Exercisable	Exercise Price (CDN$)		Expiry Date	Remaining Contractual Life (years)
Sep 27, 2015	186,250	186,250	$8.00	(3)	Mar 31, 2025	1.25
Nov 2, 2015	95,000	95,000	$8.00	(3)	Nov 2, 2025	1.85
Mar 5, 2018	452,250	452,250	$8.00	(3)	Mar 5, 2028	4.18
Mar 9, 2021	756,950	567,713	$8.00		Mar 9, 2031	7.20
Mar 9, 2021	326,800	326,800	$8.00		Mar 9, 2031	7.20
May 3, 2021	257,000	192,750	$8.00		May 3, 2031	7.35
Dec 9, 2021	60,000	57,500	$2.02		Dec 9, 2031	7.95
Mar 31, 2022	392,500	186,750	$1.90		Mar 31, 2032	8.26
Dec 9, 2022	734,300	407,983	$3.85		Dec 9, 2032	8.95
May 18, 2023	180,000	45,000	$6.84		May 18, 2033	9.39
May 30, 2023	17,200	4,300	$6.75		May 30, 2033	9.42
Sep 27, 2023	60,000	15,000	$7.16		Sep 27, 2033	9.75

	3,518,250	2,537,296	$6.27			7.02

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

c) Options (continued)

The share-based compensation expense was determined based on the fai
r value of options at the date of measurement using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,	December 31,
Options granted during the year ended	2023	2022
Expected dividend yield	0.00%	0.00%
Expected forfeiture rate	0.00%	0.00%
Weighted average annual volatility	79.60%	78.66%
Weighted average risk-free interest rate	3.54%	2.80%
Weighted average expected option life	5.75 years	5.70 years
Weighted average share price (CDN$)	$6.91	$3.16
Weighted average exercise price (CDN$)	$6.91	$3.16
Weighted average fair value of options granted (CDN$)	$4.78	$2.17
Share-based payments for the year ended December 31, 2023, was $1,412,257 (2022 - $1,433,812) (See Note
13
– General & Administrative Expenses and Note
14
– Research & Development Expenses for breakdown by function).
As of December 31, 2023, the unrecognized stock-based compensation expense related to the non-vested
stock options was $961,535, which is expected to be recognized over a weighted-average period of 2.09 years.

d)	Warrants
The following table summarizes the Company’s warrant transactions:

	Number of warrants	Weighted average exercise price (CDN$)
Outstanding December 31, 2021	4,161,898	$8.81
Issued	7,832,088	2.94
Expired	(289,172)	8.00
Exercised	(200,000)	2.05

Outstanding December 31, 2022	11,504,814	$4.95
Exercised	(2,385,484)	2.90

Outstanding December 31, 2023	9,119,330	$5.49

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Warrants (continued)

As at December 31, 2023, the following warrants were out
standing:

Expiry date	Exercise price (CDN$)	Remaining contractual life (years)	Warrants outstanding and exercisable
120 days after holder to be a Director/ Officer or consultant	$0.7572	N/A	243,421
120 days after former spouse ceases to be a Director/ Officer or consultant	0.7572	N/A	137,500
120 days after holder ceases to be a Director/ Officer or consultant (1)	0.4984	N/A	315,500
January 4, 2024	5.5993	0.01	239,080
January 4, 2024	7.1991	0.01	39,846
January 8, 2024	5.5993	0.02	31,877
March 9, 2026	11.20	2.19	2,826,274
April 20, 2026	3.00	2.30	5,196,550
April 20, 2026	2.05	2.30	50,054
April 29, 2026	11.20	2.33	39,228

	$5.49		9,119,330

(1)
Represents unit purchase to acquire
315,500
units consisting of one Common Share and one additional warrant at an exercise price of $
0.75
CDN. These underlying warrants expire two years from the date of exercise of the primary warrant.

e)	Class B Non-Voting shares
On January 31, 2021, the Company entered into a contribution agreement with the Chief Scientific Officer of the Company, and certain of the Company’s subsidiaries (the “Contribution Agreement”). Pursuant to the Contribution Agreement, the Company acquired AMDM Holdings Inc., a corporation wholly-owned by the Chief Scientific Officer, which held 5% of the equity interest in the Company’s subsidiary, Eupraxia USA. In exchange, the Company issued to the Chief Scientific Officer 225 non-voting
Class B shares (the “Class B Shares”) in Eupraxia Pharma Inc. representing 5% of the outstanding securities of Eupraxia Pharma. The Company holds the remaining 95% of such securities, which consists of 4,275 voting Class A shares.
Each Class B Share is exchangeable into common shares of the Company based on an exchange rate of 2,500 common shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 common shares. The Class B Shares are exchangeable by the Chief Scientific Officer at her election, provided that the Company may force the exchange of the Class B Shares into common shares of the Company at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into common shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis
number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay the Chief Scientific Officer cash in lieu of issuing common shares, with such cash amount to be determined based on the then current market price of the common shares of the Company.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

13.	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses are comprised of the following:

	December 31,	December 31,
	2023	2022
Office expenses	$389,210	$332,951
Insurance	367,472	357,763
Travel	345,992	120,115
Professional fees	2,821,798	268,698
Public company costs	404,073	214,264
Salaries and benefits	2,241,079	1,641,049
Share based payments (Note 12(c))	714,380	1,052,758

Total expenses during the period	$7,284,004	$3,987,598

14.	RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses are comprised of the following:

	December 31, 2023	December 31, 2022
Preclinical	$1,616,238	$1,073,668
Clinical	4,595,597	7,179,535
Manufacturing & analytical	4,986,502	2,177,070
Regulatory	341,589	588,652
Consulting	—	660

Direct research and development	11,539,926	11,019,585
Pipeline development	83,637	227,615
Other research and development	672,295	424,628
Salaries and benefits	2,794,891	1,901,257
Share based payments (Note 12(c))	697,877	381,054
License costs (Note 10)	5,000,000	—
Government grants (Note 15)	(122,542)	(288,515)
SR&ED and other R&D tax incentives	(102,859)	(35,770)

Total expenses during the period	$20,563,225	$13,629,854

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

15.	GOVERNMENT GRANTS AND ASSISTANCE
National Research Council – Industrial Research Assistance Program
(“NRC-IRAP”)
On October 1, 2021, the Company entered into an agreement with
NRC-IRAP
for funding support of specified research and development activities during a project phase, commencing on September 1, 2021, and ending on December 15, 2023. Under the agreement,
NRC-IRAP
would reimburse up to 80% of supported salary costs, and 50% of supported contractor fees to a maximum of $553,185. During the year ended December 31, 2023, the Company claimed $122,542 pertaining to this agreement (2022 - $277,117).
At December 31, 2023 there was $nil (2022 - $13,892) of government grants recorded in amounts receivable (Note
4
– Amounts Receivable) and collected subsequent to year end.
The following table summarizes the government grants and assistance the Company received or accrued during the years ended December 31, 2023 and 2022:

	2023	2022
NRC-IRAP	$122,542	$277,117
BioTalent Canada	—	11,398

Total	$122,542	$288,515

Government assistance of $122,542 (2022 - $288,515) relating to research and development activities has been offset against research and development expense.

16.	INCOME TAXES
For financial reporting purposes, loss before taxes includes the following components:

Year ended December 31,	2023	2022
Canadian	$(28,810,717)	$(18,925,281)
Foreign	(118,866)	(65,483)

Total	$(28,929,583)	$(18,990,764)

The income tax expense consists of the following:

Year ended December 31,	2023	2022
Canadian
Current	$—	$—
Deferred	$—	$—

	$—	$—
Foreign
Current	$36,423	$—
Deferred	$—	$—

	$36,423	$—
Total
Current	$36,423	$—
Deferred	$—	$—

	$36,423	$—

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

16.	INCOME TAXES (continued)

Year ended December 31,	2023	2022
Loss before taxes	$(28,929,583)	$(18,990,764)
Statutory Canadian corporate tax rate	27%	27%

Expected tax recovery at statutory rates	(7,810,987)	(5,127,506)
Change in unrecognized deferred tax assets	9,523,404	5,127,732
Non-deductible share-based payments	381,285	414,724
Other items not deductible for tax purposes and other	242,460	11,570
Adjustments related to prior years	(624,973)	(257,636)
Share issue costs	(290,289)	(322,131)
Foreign exchange arising on translation to reporting currency	(1,384,477)	153,247

Income tax expense	$36,423	$—

Income tax expense for the year ended December 31, 2023 arose from the operations of Eupraxia Pharma USA Inc., the Company’s wholly-owned subsidiary in the United States.
Deferred income tax assets and liabilities result from the temporary differences between the amount of assets and liabilities recognized for financial statement and income tax purposes. The significant components of the Company’s net deferred income tax assets are as follows:

	December 31, 2023	December 31, 2022
Convertible debt	$733,756	$360,307
Depreciable assets	3,092,163	1,655,346
Lease obligation	4,925	8,122
Non-capital losses	18,348,349	12,776,875
Share issue costs	728,046	694,773
Scientific research and experimental development pool	2,093,085	852,776
Tax credits	1,546,834	797,401
Other	121,846	—
Less: valuation allowance	(26,669,004)	(17,145,600)

Net deferred income tax assets	$—	$—

In assessing the realizability of the Company’s deferred income tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not b realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized. A full valuation allowance continues to be applied against deferred income tax assets as the Company has assessed that the realization of such assets does not meet the more likely than not criteria.
There are no unrecognized income tax benefits as of December 31, 2023, or 2022. Due to the net operating loss carryover position coupled with the lack of any unrecognized tax benefits, no provision has been made for any interest or penalties associated with any uncertain tax positions. It is not anticipated that there will be any significant changes to unrecognized tax benefits within the next 12 months.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

16.	INCOME TAXES (continued)

In assessing the realizability of the Company’s deferred income tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not b realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized. A full valuation allowance continues to be applied against deferred income tax assets as the Company has assessed that the realization of such assets does not meet the more likely than not criteria.
There are no unrecognized income tax benefits as of December 31, 2023, or 2022. Due to the net operating loss carryover position coupled wit
h the lack of any unrecognized tax benefits, no provision has been made for any interest or penalties associated with any uncertain tax positions. It is not anticipated that there will be any significant changes to unrecognized tax benefits within the next 12 months.
The Company and its foreign subsidiaries have available
non-capital
losses for Canadian, Australian and US income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the
non-capital
losses in each jurisdiction will expire as follows
 (all amounts expressed in USD):

Expiry date	Non-capital losses– Canada	Non-capital losses– US	Non-capital losses– Australia

2031	$281,235	$—	$—
2032	575,606	322,050	—
2033	2,481,600	1,111,122	—
2034	2,935,535	160,000	—
2035	2,466,288	160,000	—
2036	3,797,516	160,048	—
2 037	7,294,414	160,000	—
2038	3,060,930	—	—
2039	1,666,415	—	—
2040	144,413	—	—
2041	6,404,809	—	—
2042	13,526,387	—	—
2043	17,642,270		—
Unlimited	—	1,479,139	69,093

	$62,277,418	$3,552,359	$69,093

The Company also has approximately $
7,752,165
of SR&ED expenditures that may be carried forward indefinitely to be deducted against future Canadian taxable income. It also has federal investment tax credits of approximately $
1,449,886
available to offset future Canadian federal income taxes payable as well as provincial investment tax credits of approximately $
511,826
. The federal tax credits are available to be carried forward
20
years (expiring in 2036 to 2043) to offset future Canadian federal income taxes payable and the provincial tax credits are available to be carried forward
10
years (expiring in 2026 to 2033) to offset future BC income taxes payable. The benefit of the investment tax credits has not been recognized as their realization is not reasonably assured.
The Company files income tax returns in Canada, United States and Australia, the jurisdictions in which the Company believes that it is subject to tax. In jurisdictions in which the Company does not believe it is subject to tax and therefore does not file income tax returns, the Company can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since the inception of the Company) to examination. Further, while the statute of limitations in each jurisdiction where an income tax return has been filed generally limits the examination period, as a result of loss carry-forwards, the limitation period for examination generally does not expire until several years after the loss carry-forwards are utilized. Other than routine audits by tax authorities for tax credits and tax refunds that the Company claims, the Company is not aware of any other material income tax examination currently in progress by any taxing jurisdiction. Tax years ranging from 2012 to 2023 remain subject to examinations in Canada and the United States 2022 to 2023 for Australia.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

17.	COMMITMENTS
The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties (see Note
10
– Auritec License Agreement). These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued these payments as at December 31, 2023 due to the uncertainty over whether these milestones will be achieved.
Eupraxia has entered into a number of service contracts with its vendors. Some of those contracts have cancellation clauses which state Eupraxia would pay a cancellation fee of between 15% and 100% of the next service milestone if it terminates the contract. As of December 31, 2023, there have been no cancellation of contracts that would trigger a cancellation fee.

18.	FINANCIAL INSTRUMENTS
The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, payable to Auritec, loans payable and convertible debt.
There were no changes to the Company’s risk exposures or management of risks during the year ended December 31, 2023. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents and short-term investments, being its primary exposure to credit risk, is with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2023, the Company had cash and cash equivalents of $19,341,756 (2022 - $18,263,389) in addition to current liabilities of $19,373,903 (2022 - $3,058,387).
Management is currently working on certain strategic alternatives including, but not limited to raising additional capital and strategic alternatives to its existing contingent convertible debt facility. There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

18.	FINANCIAL INSTRUMENTS (continued)

Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market i nteres
t rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk. At December 31, 2023, the Company maintains a convertible debt facility totaling CDN$10,000,000 as well as having an equipment loan of $235,000 of which a principal balance of $62,709 remains as at December 31, 2023.
The convertible debt accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrues at a rate of 7% per annum, which will be settled at maturity or on conversion. The equipment loan accrues interest at a fixed rate of 5.84%.
As at December 31, 2023, management has determined the effect on the future results of operations due to a change in the current Canadian prime rate. An impact of a 1% change in the Canadian prime rate would impact the amount of interest to be paid over the remaining term of the convertible debt facility by approximately $43,807.
Currency risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars. The Company does not use derivatives to hedge against this risk, however, it has purchased US dollars to cover the majority of the costs of the Company’s Phase 2 clinical trial.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

18.	FINANCIAL INSTRUMENTS (continued)

Currency risk (continued)

At December 31, 2023, the Company held cash of
$
933,816
(2022 – $
1,159,926
)
, had accounts payable of $1,292,128 (2022 – $1,814,067),
a
payable owing to Auritec of $5,000,000 (2022 – nil) and a loan payable of
$
62,709
(2022 – $
142,127
) denominated in US dollars which were translated to Canadian dollars at
1.3226
(2022 –
1.3544
). The impact of a 10% change in the exchange rates would have an impact of approximately $
542,102
(2022 – $
79,627
) on profit or loss. The Company also has cash in accounts payable in Australian dollars, Great British pounds and Euros. The impact of a
10
% change in the exchanges of these currencies would have an immaterial effect on future cash flows.
Other price risk
Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.
Fair Value Measurement
The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets
Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs
The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, loans payable and convertible debt. With the exception of convertible debt, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.
The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	December 31, 2023	December 31, 2022
Cash and cash equivalents	$19,341,756	$18,263,389
Amounts receivable	$190,612	$89,715
Accounts payable and accrued liabilities	$3,921,875	$2,928,566
Payable to Auritec	$5,000,000	$—
Loans payable	$62,709	$142,127

The following table summarizes information regarding the changes in fair value of liabilities measured at fair value, categorized as Level 3:

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

18.	FINANCIAL INSTRUMENTS (continued)

Convertible Debt
Balance – December 31, 2021	$7,507,755
Accrued interest	958,669
Interest paid	(315,436)
Change in fair value	1,056,165
Foreign exchange	(465,157)

Balance - December 31, 2022	$8,741,996
Accrued interest	1,162,773
Interest paid	(591,170)
Change in fair value	836,595
Foreign exchange	185,809

Balance - December 31, 2023	$10,336,003

For the convertible debt, the key inputs that affect the ongoing valuation are the discount price, the share price and the share price volatility.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022
(Expressed in U.S. Dollars, except share amounts)

19.	INTEREST EXPENSE
Interest expense is comprised of the following:

	Year ended December 31, 2023	Year ended December 31, 2022
Interest on SVB debt facility (Note 11)	$1,162,773	$958,669
Other interest and accretion	7,400	24,187

Total	$1,170,173	$982,856

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS
The Company paid interest of $598,046 during the year ended December 31, 2023 (2022 - $326,629).
The Company received interest of $912,033 during the year ended December 31, 2023 (2022 - $394,188).
The Company had the following significant
non-cash
transactions for the year ended December 31, 2023:

•	99,061 common shares (valued at $511,678) were issued as part of the financing on August 18, 2023, as a payment of finder’s fees (see Note 12 (b)(v)).
The Company had the following significant
non-cash
transactions for the year ended December 31, 2022:

•	500,538 warrants (valued at $160,147) were issued as part of the financing on April 20, 2022, to the Underwriters (see Note 12 (b)(i)).
A detailed breakdown of cash and cash equivalents is as follows:

	December 31, 2023	December 31, 2022
Cash	$19,341,756	$10,830,891
Cash equivalents	—	7,432,498

Total	$19,341,756	$18,263,389

21.	SUBSEQUENT EVENT
On March 15, 2024, the Company announced it had closed its previously announced overnight marketed public offering (the “Offering”) of common shares of the Company (the “Shares”). Pursuant to the Offering, Eupraxia issued 8,260,435 Shares at a price of C$4.10 per Share for gross proceeds of $25,026,073 (CDN$33,867,784
), which includes the issuance of
943,435 Shares upon exercise of the over-allotment option.